September 1, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03029925

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated August 28, 2003, (Notice Concerning a Corporate Split to Establish a New Company for Wakayama Steel Works' Upstream Operations)

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York



August 28, 2003
Sumitomo Metal Industries, Ltd.
Code Number 5405

Notice concerning a Corporate Split to Establish a New Company for Wakayama Steel Works' Upstream Operations

Sumitomo Metal Industries, Ltd. ("SMI"), China Steel Corporation (Chairman of the board: W.Y. Lin, "CSC") and Sumitomo Corporation (President: Motoyuki Oka, "SC") signed a joint venture agreement on May 14 concerning upstream operations of SMI's Wakayama Steel Works.

We hereby announce that, pursuant to the agreement's provisions, a corporate split plan to establish a new company for Wakayama Steel Works' upstream operations was approved by the board of directors today and the procedures for the corporate split commenced.

1. Purpose of the corporate split

The purpose for this corporate split is to establish a new company for SMI's Wakayama Steel Works' upstream operations pursuant to the joint venture agreement with CSC and SC. Promptly after the new company's establishment, SMI will transfer all of its shares to East Asia United Steel Corporation (established in July with a joint investment from SMI, CSC and SC).

2. Outline of the corporate split

(1) Corporate split schedule

The board of directors meetings for approval of the corporate split plan: August 28, 2003

Corporate split date: November 1, 2003 (planned)

Corporate split registration: November 4, 2003 (planned)

Note: Since this plan was approved as an operation restructure plan under provisions of Clause 1, Article 3 of the Law on Special Measures for Industrial Revitalization, the corporate split plan's approval does not require a resolution at a general shareholders meeting.

(2) Corporate split method

a) The method used for the corporate split

SMI Steel Corporation will be established as a new company with SMI as the company to be split.

b) Reason for selecting this method

The above method was selected so that the new company's establishment could be executed efficiently.

(3) Stock allocation

SMI Steel Corporation will issue 13,468 shares of common stock and will allocate all of them to

SMI.

(4) Subsidy

There will be no subsidy payment.

(5) Rights and obligations to be transferred to SMI Steel Corporation

SMI will assign SMI Steel Corporation all of its credits and debts, employment agreements and other rights and obligations concerning the upstream business for slabs, billets and other steel products in the Wakayama region of SMI's Steel Sheet, Plate, Titanium & Structural Steel Company.

(6) Expectations regarding the fulfillment of financial obligations

SMI judges that both SMI and SMI Steel Corporation are able to fulfill their financial obligations after the corporate split.

(7) Executives of SMI Steel Corporation

Directors:

Kazuo Tanakamaru, Katsukichi Iwata, Hiroshi Oishi

Auditors:

Shozo Nishizawa, Koichi Takamura, Hiroyasu Tadokoro

3. Overview of companies involved in the corporate split

(1) Company name	Sumitomo Metal Industries, Ltd. (Company to be split)	SMI Steel Corporation (New company)
(2) Main operations	Production and sales of steel	Production and sales of slabs, billets and other steel products
(3) Date established	July 1, 1949	November 1, 2003 (planned)
(4) Head office	4-5-33, Kitahama, Chuo-ku, Osaka	1850 Minato, Wakayama
(5) Representative	Hiroshi Shimozuma President & Chief Executive Officer	Kazuo Tanakamaru Representative Director & President
(6) Capital	262 billion yen	6.7 billion yen (planned)
(7) Shares outstanding	4,782,268,000 shares	13,500 shares
(8) Shareholders' equity	371.9 billion yen	13.5 billion yen (planned)
(9) Total assets	15,81.8 billion yen	91 billion yen (planned)
(10) End of fiscal year	March	March
(11) Employees	8,237	About 920
(12) Major clients	Sumitomo Corporation, Sumikin Bussan Corporation	Sumitomo Metal Industries, Ltd., Sumitomo Corporation

(13) Major shareholders and percentage	Sumitomo Corporation: 8.5% Sumitomo Mitsui Banking: 5.0% Sumitomo Trust & Banking: 4.8%	Sumitomo Metal Industries, Ltd.: 100% All shares will be transferred to East Asia United Steel Corporation promptly after corporate split.
(14) Affiliated banks	Sumitomo Mitsui Banking, Sumitomo Trust & Banking, Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi	TBD
(15) Relationships	Capital: The new company will be SMI's consolidated subsidiary. Personnel: SMI's certain employees will also serve as the new company's auditors. Business: The new company will supply billets and other products to SMI. SMI will supply raw materials, utilities and services to the new company.	

Note: The above figures for SMI and for SMI Steel Corporation are accurate as at March 31, 2003 and November 1, 2003 respectively.

(16) Business results for the last three fiscal years

(Unit: 100 million yen)

	Sumitomo Metal Industries, Ltd. (Company to be split)		
Settlement term	March 2001	March 2002	March 2003
Sales	8,622	7,728	7,277
Operating profit	640	324	486
Recurring profit	129	10	292
Net profit	59	△1,194	119
Net profit per share (yen)	1.64	△32.88	3.05
Dividend per share (yen)	0	0	1.50
Shareholders' equity per share (yen)	121.79	86.81	77.80

4. Details of the operation to be split

(1) Details of SMI's upstream operations at Wakayama Steel Works

Production and sales of slabs, billets and other steel products

(2) Monetary value of the assets and liabilities of SMI's upstream operations at Wakayama Steel Works (Estimate for November 1, 2003)

(100 million yen)

Assets		Liabilities	
Items	Book value	Items	Book value
Total	910	Total	775

5. The company profile after the corporate split

(1) Company name: Sumitomo Metal Industries, Ltd.

(2) Main Operations: Production and sales of steel

(3) Head office: 4-5-33, Kitahama, Chuo-ku, Osaka

(4) Representative: Hiroshi Shimozuma

(5) Capital: 262 billion yen

(6) Total assets: 1,490.8 billion yen*

*This is the amount after subtracting the estimated value of split assets as at November 1, 2003 from the company's total asset value for the fiscal year ended March 2003.

(7) Fiscal year ended: March

(8) Effects on business results

Consolidated results:

Effects of this corporate split have been included in the 2003 consolidated profit and loss projection announced on May 16, 2003

Non-consolidated results:

Effects of this corporate split have been included in the 2003 non-consolidated profit and loss projection announced on May 16, 2003.

(Contact)

Public Relations Group, Sumitomo Metal Industries, Ltd.
Phone: 03-4416-6115